

Mail Stop 7010

January 4, 2007

Michelle Maresova
President
Greenleaf Forest Products, Inc.
1611 Gate Creek Drive
Pearland, TX 77581

Re: **Greenleaf Forest Products, Inc.**
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 1, 2006
File No. 333-137920

Dear Ms. Maresova:

We have reviewed your filing and have the following comments.

General

1. According to public disclosures, we note that your counsel, Gary Wolff, has represented the following public companies in connection with their registration on Form SB-2: Boxwoods, Inc. (f/k/a Somebox, Inc.), Marine Park Holdings, Inc. (f/k/a EP Floors Inc.), and Mill Basin Technologies, Ltd. (f/k/a Pinewood Imports Ltd.). The periodic reports filed by each of these companies indicate that within twelve months after each registration statement became effective in 2006, Harborview Master Fund LP and Diverse Trading Ltd. acquired the companies.

    These facts suggest that Greenleaf may enter into a similar transaction. Therefore, please revise to give us a detailed legal analysis as to why you believe that this filing complies with Rule 419 of Regulation C.

2. We note that many of the selling shareholders also appear as selling shareholders in the other registration statements listed in prior comment 1. Please tell us how and by whom these selling shareholders were identified and brought together in these transactions and describe to us the connections, relationships and arrangements among them and the promoters of the company.

Determination of Offering Price, page 19

3.   Please disclose whether you or anyone acting on your behalf will take affirmative steps to request or encourage any broker-dealer to act as a market maker for Greenleaf. If so, you should discuss whether there have been any preliminary discussions or understandings between Greenleaf or anyone acting on its behalf, and any market maker. Also, summarize these discussions and identify the participants involved. However, should you decide to undertake these efforts at a later date, disclose when, how and by whom.

Directors, Officers, Promoters and Control Persons, page 19

4.   Given your response to comment 3 of our letter dated November 3, 2006, please revise your disclosure in Ms. Maresova's biography to disclose that Pinewood Imports is no longer currently a public company.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 with any other questions.

                                        Sincerely,

                                        Pamela Long
                                        Assistant Director

cc: Gary B. Wolff, Esq.
        Gary B. Wolff, P.C.
        805 Third Avenue
        New York, NY 10022